Exhibit 4.12

INVESTIGATOR INITIATED CLINICAL TRIAL AGREEMENT

This Investigator Initiated Clinical Trial Agreement (“Agreement”) is made as of the _I7* day of October. 20LS (“Effective Date”) between Kazia Therapeutics Ltd (ACN 063 259 754) a company incorporated in Australia with a principal place of business at 1.24, 300 Barangaroo Avenue, Sydney, NSW 2000, Australia (“Company”), and Dana-Farber/Partners Cancer Care, Inc., a collaboration among Dana-Farber Cancer Institute, The Brigham and Women’s Hospital, Inc. and The General Hospital Corporation, d/b/a Massachusetts General Hospital, a not-for-profit tax-exempt corporation organized under the laws of the Commonwealth of Massachusetts with its principal place of business at 44 Binney Street, Boston, MA 02115 (“Institution”) each referred to herein individually as a “Party” and collectively as the “Parties”.

The Parties to this Agreement share a common mission of improving the public health by engaging in research for the purpose of discovering and making available to the public new and improved medical drugs, devices, procedures, and information. In connection with this mission. Company desires to have further clinical research conducted on its Drug described below. Institution, through .1. Pablo Leone, M.I). (“Principal Investigator”), having particular expertise and opportunity, desires to provide this research.

Accordingly, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

Section I: Study Performance

I. I    Conduct of Study in Accordance with Protocol: Priority of Terms. Subject to the initial and continuing approvals described in Section 1.2 below. Institution, through Principal Investigator, agrees to conduct a clinical study of GDC-0084 (“Study Drug”) in accordance with the study protocol entitled “Phase II Trial of GDC-0084 in combination with Trastuzumab for Patients with HER2-Positive Breast Cancer Brain Metastases,” attached to this Agreement as Exhibit A and herein incorporated by reference (“Study”). The Parties to this agree that the Study will be performed in strict accordance with the Study protocol entitled above, and any subsequent amendments thereto (the “Protocol”), applicable federal, state, and local laws, regulations and guidelines, and good clinical practices as required under FDA regulations (“GCPs”). In the event of any conflict between the Protocol and the provisions of the main body of this Agreement, the Protocol shall govern with respect to scientific. Study management and reporting and subject consent issues, and the provisions of the main body of this Agreement shall govern with respect to all other issues.

1.2    Study Review and Approvals. The Study shall be conducted by personnel, agents, vendors, or consultants of Institution under the direction of the Principal Investigator at Institution or additional facilities with the prior approval and ongoing review of all appropriate and necessary review authorities. Institution, through Principal Investigator, shall provide Company with written evidence of review and approval of this Study by Institution’s Institutional Review Board (“IRB”) prior to the initiation of the Study and shall inform Company olThc IRB’s continuing reviews of the Study promptly after each such review takes place, which shall be at least once per year. Initiation of the Study Protocol shall not begin until IRB approval is obtained. Institution may make any material amendment(s) to the informed consent form if Institution is so expressly Clinical Trial Agreement directed by Institution’s IRB. A “material amendment” is any amendment to conform to Institution’s obligations under 45 CFR Pt. 46.116 (a) (2) and 21 CFR Pt. 50.25. In accordance with the obligations under the Food and Drug Administration Amendment Act of 2007 (“the ACT”), Institution agrees to register this clinical trial with the public registry clinicaltrials.gov before enrollment of the first patient at Institution and comply with all of the Acts requirements thereafter. Additionally, Institution will be exclusively responsible for updating and/or amending such registration as appropriate. Institution is responsible for IND submission. Company will provide to Institution a Letter of Authorization (LoA) to cross-reference the Company GDC-0084 IND and Company requests the opportunity to review the Institution IND prior to FDA submission.

1.3    Completion of the Study. For purposes of this Agreement, Company and Institution shall consider the Study to be complete and concluded at all sites at such time as achievement of the primary endpoint is reached or as otherwise specified in the Protocol (“Study Conclusion”).

1.4    Provision and Use of Study Drug. Company shall be responsible for providing and delivering to the research pharmacy of each site of Institution, at no charge, sufficient quantities of the Study Drug (GDC-0084 15mg Capsules, bottled and identified with lot number) as may be required for the Study in accordance with the Study schedule. Institution, through Principal Investigator, will safeguard such Study Drug with the degree of care used for its own property and shall return or otherwise dispose of any remaining Study Drug at the Study Conclusion in accordance with Company’s instructions and Institution’s pharmacy’s Standard Operating Procedures (SOP’s) for drug destruction. Institution and Principal Investigator shall not use any Study Drug for any purpose other than the Study, unless otherwise agreed. Company represents and warrants that it is in compliance with federal, state, and local laws and regulations relating to the manufacture and formulation of any investigational drug and to any other materials supplied, and with all applicable legal requirements. Responsibilities between the Parties are provided in Exhibit x

Section 2: Data and Safety Monitoring Plan and Reports; Material Subject Information

Company agrees to notify Principal Investigator in writing promptly (no later than 30 days) of information (such as Study Drug results or findings from other studies involving Study Drug), including results obtained for a period of two (2) years after completion or closure of the Study that could affect the safety or medical care of subjects who were at any point enrolled in the Study, influence the conduct of the Study, or alter the IRB’s approval. Company and Institution shall comply with, and nothing herein shall limit, their respective reporting requirements to regulatory authorities, including, for example, the Food and Drug Administration, the Office for Human Research Protections, and others as required. Institution, through the Principal Investigator and/or IRB as appropriate, shall be responsible for informing subjects of the above important information they learn from Company in accordance with the IRB-approved informed consent form and Company shall not contact them. No other provision of this Agreement shall be construed to override the provisions of this Section 2.

In addition, Institution shall notify Company of any suspected unexpected serious adverse reactions (“SUSARs”) during the course of the Study within 24 hours of Institution receiving notification of their occurrence, so that Company may fulfil its regulatory reporting requirements. Institution shall reasonably support any necessary follow-up of SUSARs. In addition, Institution shall provide quarterly safety listings to Company, in a format mutually acceptable, for inclusion in its mandatory regulatory filings.

Section 3: Study Data/Results

3.1    Provision of Data/Results.

(a)    A Clinical Study Report will be supplied to Company by Institution at the conclusion of the Study. Company shall have the right to use data produced in the performance of the Study (“Data”) for all lawful purposes in accordance with Section 3.2. If Company requests, full access to the case report forms and underlying data for the purpose of making any submission to the Food and Drug Administration and other foreign health authorities, Institution and Company shall arrange for further transfer at Company’s expense. If Company wishes to file the Study Data with the FDA or other health authority at some time in the future, Institution agrees to provide reasonable assistance to Company for such activities, including responding to questions about the Study Data and Company and Institution shall negotiate a budget for payments to support the work necessary for Institution to provide the requested assistance/information to Company. Company acknowledges and agrees that in no event is Institution responsible for formatting or re-formatting the Data so as to be acceptable for submission to the FDA or other regulatory agencies, unless separately negotiated and agreed between Company and Institution.

(b)    Institution shall own the data from its Study, its medical records and Institution- issued research notebooks.

3.2    Use of Data/Results. Institution shall comply in all material respects with all applicable federal, state and local laws and regulations regarding the privacy of individually identifiable health information (including its collection, use, storage, and disclosure), including, but not limited to Health Insurance Portability and Accountability Act of 1996 (“HIPAA) and the regulations promulgated thereunder, as may be amended from time to time. Company may receive individually identifiable health information subject data regarding serious adverse events and patient’s response to therapy. Therefore, Company agrees to use and disclose individually identifiable health information only in a manner consistent with applicable federal, state and local laws and regulations regarding the privacy of individually identifiable health information, including, but not limited to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the regulations promulgated thereunder, as may be amended from time to time and any applicable subject authorization, including the terms and conditions of the informed consent executed by the patient, or as otherwise may be required by applicable law. Company may use information that is not identifiable under any applicable U.S. laws for any research and development purpose. Company will use all reasonable efforts to protect the privacy and security of individually identifiable health information and will require its business partners to do so also. Company will not contact any Study subjects, unless permitted by the informed consent form. The Parties to this Agreement agree that all protections, ownership rights and use restrictions afforded by this Agreement to the health information and data of research subjects enrolled, in the Study will apply equally to any health information or other data collected from such research subjects’ pregnant partners, if any and regardless of when during the Study the partner becomes pregnant, whether or not a pregnant partner is formally recognized by the IRB as being a human research subject enrolled in the Study. No other provision in this Agreement shall be construed to override the provisions of this Section 3.2.

Section 4: Publication

4.1    Principal Investigator shall be free to publish the data/results of the Study subject only to the provisions of Section 8 regarding Company’s Proprietary Information. The Institution shall require Principal Investigator to furnish Company with a copy of any proposed publication prior to submission for publication, at least thirty (30) days prior to submission for manuscripts and at least seven (7) days prior to submission for abstracts. Company shall be entitled to review such proposed publications solely for the purpose of identifying Company Proprietary Information, which shall be removed from the publication upon Company’s request to the extent such deletion does not preclude the complete and accurate presentation and interpretation of the Study results; and to identify any patentable Inventions, which shall be addressed as described below; and to provide any other comments Company desires to provide, provided that Principal Investigator shall have no obligation to address any such additional comments. At the expiration of such thirty (30) day or seven (7) day period, Principal Investigator may proceed with submission for publication provided that any identified Company Proprietary Information has been removed; and provided further that upon notice by Company that Company reasonably believes a patent application claiming an Invention (as defined in Section 5) should be filed prior to such publication, in Institution’s discretion such submission shall be delayed for up to an additional sixty (60) days or until any patent application or applications have been filed, whichever shall first occur. In no event shall the submission of such publication of results be delayed for more than ninety (90) days for manuscripts and for more than sixty-seven (67) days for abstracts from the date such proposed publication was provided to Company; at the end of said ninety (90) or sixty- seven (67) days, the Principal Investigator shall be free to publish such results as proposed.

4.2    Nothing herein shall be construed to restrict disclosure of results by Institution and Principal Investigator as necessary for patient and public safety concerns, to prevent an immediate hazard to the safety, rights or welfare of patients or the public and/or for regulatory compliance.

Section 5: Inventions/Intellectual Property

5.1    Invention. It is expressly agreed that neither Company nor Institution transfers by operation of this Agreement to the other party any patent right, copyright, or other proprietary right either party owns as of the Effective Date. Institution will promptly and fully disclose in writing to Company any inventions in the performance of the Study as outlined in the Protocol (“Invention”). “Company Invention” means Invention that relate to the Study Drug. Institution will promptly and fully disclose in writing to Company, Company Invention.

a. Option for Exclusive Commercialization License for Company Invention. Subject only to any non-exclusive license retained by the U.S. Government or any non-profit organization providing funding for the Study, Institution grants to Company an option to obtain an exclusive, royalty-bearing and sublicensable license to Institution’s interests, if any, in any Company Invention conceived of within one (1) year of the Study Conclusion and Company’s receipt of the final study report or draft manuscript, to use such Company Invention for research purposes and to make, use and sell (or otherwise commercialize) any such Company Invention or any products that are covered by patent rights that claim or that include any such Company Invention. This option is to be exercised by written notice to Institution during said three month period and the negotiation, during the three (3) months next following such notice, of a license agreement containing license terms standard for agreements between universities and industry including without limitation clauses providing for payment of reasonable royalties and other compensation to Institution, objective, time-limited due diligence provisions for the development, commercialization and marketing of a product embodying the Invention and product liability indemnification and insurance requirements which are acceptable to Institution’s liability insurance carrier. In the absence of such notice by Company and agreement on license terms, Institution may grant a license to such Patent Rights to any other party b. Non-Exclusive Licenses. Institution grants to Company the following rights which Company may sublicense to its Invention and/or marketing collaborators:

(i)	Improvements. A perpetual, non-exclusive, royalty-free license to Institution’s interest in Invention which are “improvements” of the Study Drug(s).

(ii)	New Uses. A perpetual, non-exclusive, royalty-free license to Institution’s interest in Invention which are “new uses” of the Study Drug(s).

c. Patent Applications.

(i) Company Invention. Any patent applications necessary to protect the interests of the parties in any Company Invention made solely by Institution will be prepared, filed, and prosecuted by Institution. Any patent applications necessary to protect the interests of the parties in any Company Invention made jointly by Institution and Company or will be prepared, filed and prosecuted by Company All patent costs pertaining to any patent rights filed by mutual agreement of Company and Institution, including preparation, filing, prosecution, issuance and maintenance costs, shall be borne by Company.

5.2    All information given to Company by Institution in accordance with Section 5.1 will be held in confidence by Company so long as such information remains unpublished or publicly undisclosed by Institution.

Section 6: Use of Name

Except for disclosure by Institution of Company’s support for the Study in publications, for purposes of recruitment/consent of Study subjects, and for purposes of meeting any applicable requirements for the registration of the Study or of Study results with a publicly accessible or other clinical trial registry, neither Party to this Agreement shall use the name of the other Party or of any staff member, employee, student, or agent of the other Party or any adaptation, acronym or name by which the other Party is commonly known, in any advertising, promotional or sales literature or in any publicity without the prior written approval of the Party or individual whose name is to be used.

Notwithstanding this, it is acknowledged that Company, as a publicly-listed company, may be required to disclose the existence of this agreement in mandatory filings to regulatory bodies, including, without limitation, the Securities and Exchanges Commission, NASDAQ, and the Australian Securities Exchange. Company shall make reasonable efforts to notify Institution in advance of any such disclosures wherever possible, and Institution shall have the right to request reasonable amendments or redactions to any such disclosures.

Section 7: Audits, Study Records

Any audits or on-site visits conducted by Company will be undertaken in conjunction with Institution, at reasonable times and with reasonable prior notice, and pursuant to guidelines established by Institution in order to assure patient confidentiality. If Company gains access to any protected health information of a Study subject that is not covered by the informed consent form, Company shall hold such information in the strictest confidence, shall not remove records containing such information from the Institution and, if inadvertently removed, shall return any records containing such information to the Institution as soon as practicable. If in connection with the Study or performance of this Agreement Company and/or any of its agents, employees, officers or representatives come into contact with individually identifiable health information relating to patients of Institution who are not Study subjects, Company agrees to, and agrees to ensure its agents, employees, officers or representatives agree to, maintain the strictest confidentiality of such information and not to use it for any purpose. All subject/patient medical records shall remain the property of Institution. Each of Company and Institution shall retain records of the Study, including in Institution’s case either the original or a copy of all volunteer consent forms, in conformance with federal regulations applicable to it. Institution shall also make such records available upon request for review by representatives of the U.S. Food and Drug Administration. Company acknowledges that Company may not direct the manner in which Institution fulfills its obligations to permit inspection by governmental entities. It shall not be a breach of this Agreement for Institution to comply with the demands and requests of any governmental entity in accordance with Institution’s judgment or to fail to inform and consult with Company before complying with any such demand or request.

Section 8: Confidential Information

8.1    Provision of Confidential Information. It is anticipated that in the performance of the Study Principal Investigator, Company and Institution may need to disclose to each other information, which is considered confidential and proprietary. A Party may provide Confidential Information Party (“Discloser”) to the other Party (“Recipient”); provided that Company shall only disclose Company Confidential Information to persons who are designated in writing by the Principal Investigator as being authorized to receive Confidential Information (collectively with the Principal investigator, the “Institution Personnel”). The rights and obligations of the Parties with respect to Confidential Information are as follows:

8.2    Definition. For the purposes of this Agreement, “Confidential Information” refers to information of any kind, other than data from or results of the Study, that satisfies all of the following: (i) such information is disclosed by Discloser to Recipient, (ii) such information by appropriate marking, is identified as confidential at the time of disclosure, and (iii) the disclosure of such information is necessary for a Party to exercise its rights or perform its obligations under this Agreement. In the event that Confidential Information must be provided visually or orally, obligations of confidence shall attach only to that information that is confirmed by Discloser in writing within ten (10) working days of provision as being confidential.

8.3    Period of Restriction. For a period of five (5) years after the Study Conclusion of this Agreement, Recipient agrees to use reasonable efforts, no less than the protection given its own confidential information, to use Confidential Information received from Discloser and accepted by Recipient only in accordance with this Section 8.

8.4    Use of Confidential Information. Institution agrees and shall require each member of the Institution Personnel to agree to use Company Confidential Information solely for the purposes of conducting the Study, obtaining any required review of the Study or its conduct, or ensuring proper medical treatment of any patient or subject. Company agrees and shall require any of its employees with whom such information is shared to agree, to use Institution Confidential Information solely to exercise Company’s rights or perform Company’s obligations hereunder. Company acknowledges and agrees that (i) Institution is an academic medical center in which the free exchange of information is actively encouraged among staff and researchers and (ii) Institution’s obligations with respect to Company Confidential Information under this Section 8 (including subsections) shall apply only to disclosures thereof made to the applicable members of the Institution Personnel and not to disclosures thereof to any other person associated with Institution or any of its affiliates

8.5    Release of Confidential Information. Except as provided herein, Recipient agrees to keep all Confidential Information confidential unless Discloser gives specific written consent for release

8.6    Notice of Unauthorized Disclosure. Recipient shall notify Discloser of any disclosure not authorized hereunder of which it becomes aware. In such situations, Recipient shall take reasonable steps to prevent any further disclosure or unauthorized use.

8.7    Exclusions. No Recipient shall be required to treat any information as Confidential Information under this Agreement in the event:

(i)	it is publicly available prior to the date of the Agreement or becomes publicly available thereafter through no wrongful act of any Recipient;

(ii)	it was known to any Recipient prior to the date of disclosure or becomes known to any Recipient thereafter from a third party having an apparent bona fide right to disclose the information;

(iii)	it is disclosed by any Recipient in accordance with the terms of Discloser’s prior written approval;

(iv)	it is disclosed by Discloser without restriction on further disclosure;

(v)	it is independently developed by any Recipient;

(vi)	it is necessary to disclose for patient treatment, patient safety or to prevent imminent harm to the public or,

(vii)

any Recipient is obligated to produce it pursuant to a requirement of applicable law or an order of a court of competent jurisdiction or a facially valid administrative, Congressional or other subpoena, provided that the Recipient subject to the requirement or order or subpoena (A) promptly notifies Discloser and (B) cooperates reasonably with Discloser’s efforts to contest or limit the scope of such disclosure.

8.8    Each Party reserves the right, in its sole discretion and without prior notice to any other Party, to disclose its own Confidential Information to any third party for any purpose.

Section 9: Budget

9.1    General. Company agrees to support this Study with a research budget and payment schedule attached hereto as Exhibit B and incorporated by reference herein. Institution shall monitor expenditures, in accordance with its policies, to ensure that the funds provided by Company are spent in accordance with this Agreement and approved budgets. Institution agrees to use the funding provided under this Agreement solely for the purposes of carrying out the Study.

9.2    Budget. Checks shall be made payable to “Dana Farber/Partners CancerCare, Inc.” Federal Tax ID# 04-3320640, shall reference the name of the Principal Investigator, the Protocol number and shall be forwarded to:

Dana-Farber/Cancer Institute 450

Brookline Ave, BP317BP316

Boston, MA 02215 Attn: James R. Huse

9.3    Clinical Care Procedures. Company acknowledges that the budget for the Study has been negotiated in good faith and that any items and services specified in the Study Protocol that are for the clinical care of the Study subject (specifically, conventional care items and services as well as items and services to detect or prevent complications) are eligible for third party reimbursement. Company shall treat all patient specific billing information as individually identifiable health information subject to the HIPAA protections in Section 3.2. Further, Company shall treat all Institutional billing and financial information as Institutional Confidential Information subject to the protections in Section 8.

9.4    Compliance with Laws. The Parties shall comply with all applicable laws, rules and regulations, including the federal Anti-Kickback Statute at 42 U.S.C. 1320a-7(b) and all applicable conditions of participation in governmental health care programs. In furtherance thereof, the Parties hereto agree as follows:

(i) All services to be performed by Institution to or for the benefit of Company are and shall be as expressly set forth in this Agreement.

(ii) The aggregate compensation payable to Institution pursuant to this Agreement is and shall be determined as specifically set forth in this Agreement.

(iii) The rates of compensation for Institution’s services are and shall be consistent with the fair market value of such services in the United States and have not been and shall not be determined in a manner which takes into account the volume or value of any referrals or business actually or potentially otherwise generated between Company and Institution or any of Institution’s affiliates.

(iv) Nothing in this Agreement shall obligate Company or Institution to recommend or arrange for the products or services offered by any Party, any affiliate thereof or any third party.

No Party or its affiliates shall request that any other Party or its affiliates engage in any counseling or promotion of any business arrangement or other activity inconsistent with the requirements of applicable law.

(v) The services rendered by Institution shall be rendered solely to the extent reasonably necessary to address areas of genuine clinical and research concern for which there is a legitimate need and purpose.

(vi) The decision by Company to engage Institution to conduct the Study pursuant to this Agreement has been made by individuals qualified to evaluate the quality and integrity of Institution as a clinical trial site and without reference to the volume or value of any referrals or business otherwise actually or potentially generated between or among Company, Institution, the Institution Personnel, or any of their respective affiliates.

(vii) If any part of this Agreement is determined to violate, or to be likely to violate, federal, state, or local laws, rules, or regulations, the Parties agree to negotiate in good faith all reasonably necessary revisions to this Agreement to cure the violation or reduce the likelihood of the violation. If the Parties are unable to agree to new or modified terms as required to bring the entire Agreement into compliance, either Party may terminate this Agreement.

Section 10: Term and Termination

10.1    Term. The term of this Agreement shall be from the Effective Date until completion of the Parties’ substantive obligations under the Agreement in the performance of the Study, unless earlier terminated in accordance with Section 10.2.

10.2    Termination.

(a)    Either Party hereto shall have the right to terminate the Study and this Agreement at any time upon thirty (30) days prior written notice thereof to the other Party. Either Party may terminate the Study and this Agreement at any time upon thirty (30) days prior written notice thereof to the other Party in the event of a material breach of the Agreement by the other Party, and except that either Party may terminate the Study and this Agreement immediately upon written notice to the other Party if necessary to protect the health, welfare or safety of any Study subject.

(b)    If the Principal Investigator ceases to serve in such role during the term of the Agreement, Institution shall promptly notify Company. Institution may name a substitute principal investigator (who shall thereafter be referred to as Principal Investigator for purposes of this Agreement), subject to the approval of Company, which approval may be withheld in Company’s sole discretion. If the Parties fail to reach agreement with respect to continuation of the Study and the Agreement within ninety (90) days following the date on which Institution notifies Company that the original Principal Investigator became unavailable, Company shall have the right to terminate the Study and this Agreement immediately upon written notice to Institution.

10.3    Continuation of Enrolled Patients. The Parties agree that if, at the time either Party receives notice of termination pursuant to this section, any patients are enrolled in the Study, and said patients shall complete the Study, at Company’s expense, if completion is in the best interest of said patients.

10.4    Continuation of Grant. In the event of any termination other than a for-cause termination by Company for Institution’s material breach, the amount of the research grant by Company to support the Study shall be appropriately prorated to allow Institution to recover reasonable costs and noncancellable commitments incurred, including without limitation, termination salary costs of any Institution personnel released as a result of such termination.

10.5    Survival. The obligations of the Parties under Sections 1, 2, 3, 4, 5, 6.1, 7.1, 8, 9, 10.3, 10.4, 11, 13.2, and 13.4-13.7 shall survive any termination or expiration of this Agreement.

Section 11: Subject Injury; Indemnification; and Insurance

11.1    Subject Injury.

(a) Company agrees to reimburse Institution for (or otherwise pay for) the costs of the care and treatment of any side effect, adverse reaction, illness, or injury to a subject resulting from a defect in the Study Drug.

(b) Company’s subject injury commitment under (a) above shall not apply to any side effect, adverse reaction, illness, or injury to the extent it directly results from: (i) the negligence or reckless or intentional misconduct of, or violation of law by, Institution, Principal Investigator, or Institution’s personnel; or (ii) failure of Institution, Principal Investigator, or Institution’s personnel to adhere to the terms of the Protocol for the Study, provided, however, that emergency medical care shall not be deemed a violation of the Protocol.

11.2    Indemnification.

(a) Company will indemnify, defend and hold harmless, the Institution, its officers, agents, directors, trustees, subsidiaries, affiliates, employees, students and members of its IRB, and their respective heirs, successors and assigns (collectively, “Institutional Indemnitees”) from and against any and all liability, damage, judgment, loss or expense (including reasonable attorneys’ fees and costs) (“Liability”) that may be incurred by or imposed upon the Institutional Indemnitees or any of them in connection with any claim, suit, demand, action or judgment arising out of or relating to the following: (i) the design, production, manufacture, labeling and/or shipment of the Study Drug; (ii) Company’s or Company’s affiliates, trustees, officers, professional staff, employees or agents (“Company Persons”) use, non-use, interpretation, disclosure or publication of any of the Study Data, results and/or any intellectual property that results from or arises out of the Study; and (iii) any negligence or willful misconduct of Company or any Company Person

(b) Company’s indemnification under (a) above shall not apply to any liability, damage, loss or expense to the extent that it is directly attributable to: (i) the negligence or reckless or intentional misconduct of, or violation of law by, the Indemnitees; or (ii) failure of the Indemnitees to adhere to the terms of the Protocol for the Study, provided, however, that emergency medical care shall not be deemed a violation of the protocol.

(c) Company agrees, at its own expense, to provide attorneys reasonably acceptable to Institution to defend against any actions brought or filed against any Party or individual indemnified hereunder with respect to the subject of the indemnity contained herein, whether or not such actions are rightfully brought

11.3    Insurance

(a) Company shall, at its sole cost and expense, procure and maintain policies of professional and general liability insurance in amounts not less than Three Million Dollars ($3,000,000) per occurrence or claim and Five Million Dollars ($5,000,000) annual aggregate covering its obligations under this Agreement, including contractual liability coverage for its subject injury and indemnification obligations.

(b) Company shall provide Institution at its request with written evidence of such insurance prior to the commencement of the Study. Company shall provide Institution with written notice at least thirty (30) days prior to the cancellation, non-renewal or material change, in such insurance; if Company does not obtain replacement insurance providing comparable coverage within such thirty (30) day period, Institution shall have the right to terminate this Agreement effective at the end of such thirty- (30) day period without notice of any additional waiting periods.

Section 12: Notices

12.1 Any written notices, reports, correspondences or other communications required under or pertaining to this Agreement shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed as follows:

Institution:

Dana-Farber Cancer Institute Research

Administration 450 Brookline Ave, 10

BP319 Boston, MA 02215 Attn:

Christopher Canova, JD (T) 617-632-2428

ccanova1@partners.org

Company:        Kazia Therapeutics Limited

L24, 300 Barangaroo Avenue,

Sydney, NSW 2000 Australia

Attn: Jeremy Simpson, PhD

(T) +61 400 410 974

Jeremy.Simpson@kaziatherapeutics.com

Section 13: Miscellaneous

13.1    Amendment. The terms of this Agreement can be modified only by a writing, which is signed by authorized representatives of Institution and Company.

13.2    Choice of Law; Jurisdiction and Venue. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Commonwealth of Massachusetts. Each Party agrees to submit to the exclusive jurisdiction of the Superior Court for Suffolk County, Massachusetts, and the United States District Court for the District of Massachusetts with respect to any claim, suit, or action in law or equity arising in any way out of this Agreement or the subject matter hereof.

13.3    Assignment. Neither Party to this Agreement may assign its obligations hereunder without the prior written consent of the other Party.

13.4    Entire Agreement. This Agreement, including any exhibits, attachments, and other documents that are incorporated by reference herein, constitutes the entire understanding and agreement between the Parties, and supersedes and replaces all prior agreements, understandings, writings and discussions between the Parties with respect to the subject matter of this Agreement.

13.5    Waiver. The failure of a Party in any instance to insist upon the strict performance of the terms of this Agreement shall not be construed to be a waiver or relinquishment of any of the terms of the Agreement, whether at the time of the Party’s failure to insist upon strict performance or at any time in the future, and such term(s) shall continue in full force and effect.

13.6    Severability. Each clause of this Agreement is a distinct and severable clause and if any clause is deemed illegal, void, or unenforceable, the validity, legality, or enforceability of any other clause of this Agreement will not be affected thereby.

13.7.    Titles. All the titles and headings contained in the Agreement are inserted only as a matter of convenience and reference and do not define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

13.8    Counterpart Signatures. This Agreement, and any subsequent amendment(s), may be executed in counterparts and the counterparts, together, shall constitute a single Agreement and shall become binding when any one or more counterparts hereof, individually or taken together, bears the signature of each of the parties hereto. A facsimile or e-mail delivery of a “.pdf’ format data file of this Agreement signed by a party’s duly authorized representative shall be legal and binding on all parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement through their duly authorized representatives as of the Effective Date written above.

KAZIA THERAPEUTICS LTD		DANA-FARBER/PARTNERS
	DocuSigned by:	CANCERCARE, INC.

By:	/s/ James Garner	By:	/s/ Christopher Canova
	(duly authorized signatory)		(duly authorized signatory)
Name:	James Garner	Name:	Christopher Canova
Title:	Chief Executive Officer	Title:	Clinical Trials Research Associate
Date:	October 20, 2018	Date:

READ AND ACKNOWLEDGED: PRINCIPAL INVESTIGATOR

		By:	/s/ Pablo Leone
		Date:	October 17, 2018

Clinical Trial Agreement

EXHIBIT A

PROTOCOL

Final protocol to be appended.

EXHIBIT B

BUDGET AND PAYMENT SCHEDULE

Kazia Therapeutics Limited will provide up to xx% of the total budget figure below (that is $).

Kazia will be invoiced on a quarterly basis as of contract execution.

The funding for this study may be offset by independent grant support. This may be grant support of research organization alone of in collaboration with Kazia. In the latter case, the distribution of funds will be agreed at the time of grant award.

A phase II trial of GDC-084 + trastuzumab in patients with HER2+ breast brain metastases

Company
Protocol No	TBD			Name		Kazia
Duration of Study (months)	36			Overall Site		DFCI
Number of Patients	47			DFCI PI		Pablo Leone
				RUC		RH34
	PI Initiated Trial			Site PI		Pablo Leone

BUDGET ITEMS	Percent Effort				Study Costs
PERSONNEL:
Study Oversight and Management		%	$		$
Projects Manager		%	$		$
Clinical Research Coordinator		%	$		$
Data Manager(s)		%	$		$
Reg Coordinator		%	$		$
Research Nurse		%	$		$

TOTAL PERSONNEL			$		$

OUTPATIENT CARE COSTS
Tests/Procedures, etc.			$		$

TOTAL PATIENT CARE			$		$
Clinical Research Sample Prep	DFCI/MGH/Other		$		$
TOTAL CLINICAL RESEARCH SAMPLE PREP			$		$
OTHER EXPENSES
Supplies			$
Shipping Costs			$
Shared Resources (e.g., MDLab)				$—
Storage fees			$		$
Research Laboratory Component				$—		$—
TOTAL OTHER EXPENSES			$		$
TOTAL DIRECT COSTS:			$		$
Indirect Costs @30% Total Direct Costs			$		$
TOTAL COSTS PER PATIENT*			$		$
*DFCI and MGH participating
IRB Protocol Review and Renewals			$
Pharmacy Fee ($2,500/site)			$
Administrative Start-up			$
DFHCC Administrative Fee			$
Close-out Fee			$
BioStats Fee	Covered by Spore Grant
STUDY TOTAL			$

Responsibilities - Phase 2 Clinical Study

GDC-0084 15mg Capsules

Background & Scope:

(i)	Institution plans to Sponsor a Phase 2 clinical study with GMP responsibilities as indicated below.

(ii)

Company will supply to Institution GMP manufactured and primary packed Study Drug (Investigational Medicinal Product - IMP) for Phase 2 clinical trial use in the US under Dana-Farber Protocol. Company GMP responsibilities as indicated below.

#	Responsibility	Company	Institution
1	IMP: Supply of GMP manufactured and primary packed (unlabeled) Study Drug (GDC-0084 15mg capsules, 35 capsules per bottle) in the agreed strengths (active only, no placebo), with supporting GMP documentation (e.g. manufacturers CoAs)	X

2	IMP: Each bottle of Study Drug supplied will be identified (e.g. ink-jet printed) with unique lot number to prevent risk of mix-up	X

3	Retest Date & Storage Conditions: Provision of retest date(s) and storage conditions for the Study Drug supplied	X

4	IMP Ordering: Requests for Study Drug shipment will be provided to Company in writing		X

5	Shipping: Will ship Study Drug to Institution accompanied by relevant paperwork (e.g. packing list)	X

6	Receipt & Labelling: Receive, store and label Study Drug for clinical trial use		X

7	Release of IMP: responsibility for release of labelled Study Drug for Phase 2 clinical trial use in US		X

8	Product Defects / Product Complaints: will promptly notify the other party if a Product Quality Defect is observed or reported (e.g. damaged Study Drug capsules or primary packaging)	X	X

9	Product Recall: Company are overall responsible for any product recall decision. Company will notify Institution in the event of a Product Recall and both parties will work together as may be required to coordinate both the Recall activities and notifications to the relevant regulatory authorities as may be applicable [Note: Product Recall may also be referred to as “stock recovery” in certain territories (e.g. US) as the Sponsor exerts direct control over the drug].	X	X

10	Returns & Destruction: Responsibility for any returns and destruction rests with [Note: the process for destruction to be agreed with Company]		X